SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 2

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange
Act of 1934

Entrx Corporation
(Name of the Issuer)

Entrx Corporation
(Name of Persons Filing Statement)

Common stock
(Title of Class of Securities)

293850103
(CUSIP Number of Class of Securities)

Peter L. Hauser Entrx Corporation 800 Nicollet Mall, Suite 2690 Minneapolis, MN 55402 (612) 333-0614	Copy to: Roger H. Frommelt Felhaber, Larson, Fenlon & Vogt, P.A. 220 South Sixth Street, Suite 2200 Minneapolis, MN 55402 (612) 373-8541
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
a.  ☒  The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.  ☐  The filing of a registration statement under the Securities Act of 1933.
c.  ☐  A tender offer.
d.  ☐  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction described in this Section 13E-3; passed upon the merits or fairness of such transaction; or passed upon the accuracy or inadequacy of the disclosure in this Schedule 13E-3.  Any representation to the contrary is a criminal offense.

Calculation of Filing Fee
Transaction Valuation*	Amount of filing fee
$126,000	$11.60

* The filing fee was established based upon the $0.35 per share proposed to be paid to holders of fractional shares of Entrx Corporation’s common stock after the reverse stock split, and the estimated 360,000 shares (on a pre-reverse split basis) that will be acquired.  The closing market price of Entrx Corporation’s common stock on December 26, 2008 was $0.13 per share.
☐  Check box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:___________________
Form or Registration Statement No.:___________
Filing Party:_____________________________
Date Filed:______________________________

Item 1 – Summary Term Sheet

See “Summary – Term Sheet” beginning on page 4 in Amendment No. 1 of Entrx Corporation’s (the “Company”) Preliminary Proxy Statement filed with the Securities and Exchange Commission on December 30, 2008 (the “Preliminary Proxy Statement”), regarding the vote on a proposal involving a 500 to one reverse stock split of the Company’s common stock, followed promptly by a one to 500 forward stock split (the “Transaction”).

Item 2 – Subject Company Information

Name and Address:
Entrx Corporation
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402
(612) 333-0614

Securities:

Common stock, par value $0.10 per share, is the only class of equity securities outstanding.  As of the date of this Schedule 13E-3, there were 7,656,147 shares of common stock outstanding.  See “Voting Information” on page 1 of the Preliminary Proxy Statement.

Trading Market and Price:

See “Fairness of the Reverse/Forward Stock Split” beginning on page 14 of the Preliminary Proxy Statement.

Dividends:

See “Fairness of the Reverse/Forward Stock Split” beginning on page 14 of the Preliminary Proxy Statement.

Item 3 – Identity and Background of Filing Person

The filing person is the Company.

See “Officers and Directors” beginning on page 19 of the Preliminary Proxy Statement for information regarding the executive officers and directors of the Company.

Item 4 – Terms of the Transaction

See “Summary – Discussion” beginning on page 5, “Summary – Special Factors” beginning on page 6, “Structure of the Reverse/Forward Stock Split” beginning on page 9, “Fairness of the Reverse/Forward Stock Split” beginning on page 14, and “Appraisal Rights” on page 19 of the Preliminary Proxy Statement.

Item 5 – Past Contracts, Transactions, Negotiations and Agreements

Not applicable.

Item 6 – Purposes of the Transaction and Plans or Proposals

See “Reasons for the Reverse/Forward Stock Split” beginning on page 8, “Background and Purpose of the Reverse/Forward Stock Split” on page 10, and “Effect of Reverse/Forward Stock Split on Entrx” on page 16 of the Preliminary Proxy Statement.

Item 7 – Purposes, Alternatives, Reasons and Effects

See “Reasons for the Reverse/Forward Stock Split” beginning on page 8, and “Background and Purpose of the Reverse/Forward Stock Split” on page 10 of the Preliminary Proxy Statement.

Item 8 – Fairness of the Reverse/Forward Stock Split

The filing person believes that the proposed Transaction is fair to all unaffiliated shareholders of the Company for the reasons set forth under “Fairness of the Reverse/Forward Stock Split” beginning on page 14 of the Preliminary Proxy Statement.

Item 9 – Reports, Opinions, Appraisals and Negotiations

See “Fairness of the Reverse/Forward Stock Split” beginning on page 14 of the Preliminary Proxy Statement.

Item 10 – Source and Amount of Funds or Other Consideration

See “Effect of the Reverse/Forward Stock Split on Entrx” beginning on page 16 of the Preliminary Proxy Statement.

Item 11 – Interest in Securities of the Subject Company

See “Share Ownership of Certain Beneficial Owners” beginning on page 22 of the Preliminary Proxy Statement.

Item 12 — The Solicitation or Recommendation

See “Background and Purpose of the Reverse/Forward Stock Split” on page 10, “Board of Directors’ Recommendation” on page 19, “Officers and Directors” beginning on page 19, and “Share Ownership of Officers and Directors” on page 21 of the Preliminary Proxy Statement.

Item 13 – Financial statements

See the consolidated financial statements contained in the Company’s Form 10-KSB for the year ended December 31, 2007, beginning on page 21, filed with the Securities and Exchange Commission on March 14, 2008, and the consolidated financial statements contained in the Company’s Form 10-Q, commencing on page 1, for the three and nine-month periods ended September 30, 2008, filed with the Securities and Exchange Commission on November 12, 2008, which financial statements are incorporated herein by reference.  See also summary financial information under the heading “Financial Information” beginning on page 13 of the Preliminary Proxy Statement, which is derived from the consolidated financial statements referred to above.

Item 14 – Persons/Assets, Retained, Employed, Compensated or Used

See “VOTING INFORMATION – Who will be soliciting your vote?” on page 1 of the Preliminary Proxy Statement.

Item 15 – Additional Information

Not applicable.

Item 16 – Exhibits

Preliminary Proxy Statement, incorporated herein by reference.

Signature:

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Entrx Corporation

/s/Peter L. Hauser	February 10, 2009
Peter L. Hauser, Chief Executive Officer